Mail Stop 3561

November 29, 2007

Anthony Brausen
Chief Accounting Officer
The Mosaic Company
Suite E490
3033 Campus Drive
Plymouth, Minnesota 55441

>   **Re: The Mosaic Company**
>   **File No. 001-32327**
>   **Form 10-K: For the Fiscal Year Ended May 31, 2007**
>   **Form 10-Q: For the Quarterly Period Ended August 31, 2007**

Dear Mr. Brausen:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. In addition, certain of our comments ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended May 31, 2007

Item I. Business

Business Segment Information

Potash Segment, page 11

1. We note that you plan to terminate Potash operations at your potash mine in Hersey, Michigan during the first half of fiscal year 2008. Upon the termination of these Potash operations, it appears that the operations of the Hersey, Michigan facility will be reduced to the mining, processing, and selling of salt. Please tell us what consideration you gave to an impairment analysis of the capitalized assets related to the facility. Refer to paragraph 8 of SFAS No. 144 for further guidance.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview of Fiscal 2007, 2006, 2005, page 4

2. We note from your discussion in MD&A that you expensed $56.2 million and capitalized $45.9 million in costs related to the remediation of brine inflows during fiscal year 2007. Please tell us the nature of the costs which were expensed versus capitalized. As part of your response, also tell us why you believe that $45.9 million of the costs incurred qualified for capitalization and the period over which such costs will be depreciated. Please cite any accounting literature that you believe supports your accounting treatment.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 44

3. We note from the "Business" section of your filing that the Indian government puts a uniform cap on the selling price of DAP, which is below imported and domestic production costs. You state that the difference between the price cap and cost is made up to importers and local fabricators in the form of a subsidy from the government. You state further that this subsidy is determined quarterly, but may not be announced until well after a specific sale has occurred.

Based upon the discussion in the risk factors section of your filing, you estimate the profitability on your Offshore segment's sales of DAP to customers in India at the time of each sale. Your estimates are based upon the most recent market prices for DAP, as the Indian government does not make its final determination of the amount of the DAP subsidy until after the sale and initial estimated subsidy payments have been made. In this regard, we note that you may be required to refund estimated subsidy payments that have been received if the Indian government's final determination of the subsidy is less than the initial subsidies that were received. Furthermore, you state in MD&A that the reduction to the gross margin realized on sales to customers in India during fiscal year 2007 partially resulted from the unfavorable effect on the subsidy from the Indian government, as an increase in distribution costs was not fully compensated by the subsidy received.

Given that i) there appears to be subjectivity in the amount of subsidy provided by the Indian government for DAP sales, ii) it appears that the amount of subsidy to be received often may not be finalized until well after the occurrence of a specific sale, and iii) received subsidy payments may be required to be refunded, please tell us how your recognition of revenue related to DAP sales to customers in India complies with the revenue recognition criteria outlined in SAB 104. More specifically, tell us why you believe the portion of your sales price that is determined based upon estimates of the profitability of your DAP sales to customers in India meets the definition of fixed or determinable.

4. Please expand the revenue recognition disclosure provided in Note 2, as well as your disclosure in the "Critical Accounting Estimates" section of MD&A, to specifically discuss the manner in which you account for revenues associated with your sales of DAP to customers in India. In this regard, please specifically discuss how the estimates of your profitability on the sale of DAP in India, as well as how your estimates of the subsidy from the Indian government, are derived during each period. Your expanded disclosure should discuss any significant assumptions applied to derive your estimates, the reasons your assumptions bear the risk of change, the accuracy of your estimates and/or assumptions in the past, the amounts your estimates and/or assumptions have changed in the past, the likelihood that your estimates and/or assumptions will change in the future, and factors which could have a material impact on your estimates and/or assumptions. To the extent applicable, you should tell us and discuss information including, but not limited to:

- The degree of subjectivity in the Indian government's determination of the subsidy to be provided to suppliers;
- Whether your specific production or import costs impact the amount of subsidy received by your company, or whether the amount of the subsidy is based upon the performance of the total market, including your competitors;

- Whether factors such as sales volume and demand in India impact the amount of subsidy provided by the Indian government;
- The unit of measure that the allocation of the subsidy is based upon (e.g. dollars per tonne sold or other measure);
- The consistency of the dollar amount of subsidy relative to the unit of measure that the subsidy is allocated based upon;
- The percentage of the total price per sales unit that the subsidy comprises, and whether such percentage has fluctuated in the past, or is expected to fluctuate in the future;
- Whether your historical estimates of the subsidy expected to be received have ever differed materially from actual subsidy amounts received;
- The basis of the market prices used to estimate your profitability at the time of sale, including the specific geographical market used – particularly as the rationale for your estimate is the fact that the pre-subsidy sales prices in the Indian market are capped;
- How significant changes in the gross margin realized on the sale of DAP products on a global basis, such as the increases that you realized during fiscal year 2007 and the first quarter of fiscal year 2008, affect your estimates of profitability on the sale of DAP in India;
- How significant changes in average global market prices of DAP, such as the increase from $246 per tonne during the third quarter of fiscal year 2007 to $348 per tonne during the fourth quarter of fiscal year 2007 to $407 per tonne during the first quarter of fiscal year 2008, affect your estimates of revenue to be recognized and/or the subsidy to be received, with regard to your sale of DAP to customers in India;
- Whether you have been required to return subsidy amounts in the past; and
- A sensitivity analysis or any other information that would aid in the understanding of your estimates and the susceptibility of your estimates to variation.

Please provide a sample of your proposed expanded disclosure as part of your response. Refer to our interpretive release titled "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for further guidance.

5. We note from your discussion of "Sales and distribution activities" in the "Business" section of your Form 10-K that Saskatchewan Potash products are sold through Canpotex Limited – an export association of Canadian potash producers. Please tell us and expand the discussion of your revenue recognition policy in future filings to discuss when revenue is recognized for sales made through Canpotex Limited. For example, please explain i) whether Canpotex Limited is responsible for the shipment of Saskatchewan Potash products, ii) whether risks and rewards are transferred to Canpotex Limited, and iii) whether revenue is recognized upon delivery of your Saskatchewan Potash products to

Canpotex Limited or the final customer.

13. Goodwill, page 58

6. We note that the October 22, 2004 business combination between IMC and the businesses of CCN, which was accounted for as a reverse acquisition of IMC by CCN, resulted in the recognition of $2,221.2 million of goodwill. As CCN was accounted for as the acquirer for financial reporting purposes, the acquired assets and liabilities of IMC were recorded at their fair values as of October 22, 2004. However, we note no value appears to have been assigned to identifiable intangible assets in connection with your purchase. In this regard, we note that IMC was an established operating company which generated significant revenues prior to the business combination. As a result of the business combination, we note that CCN grew from having insignificant Potash operations to becoming the third-largest producer of potash in the world – accounting for approximately 15% of global Potash production, as well as 40% of North American Potash production. We also note that prior to the business combination, CNN did not appear to have a business relationship with Canpotex – an association that exports a significant amount of your Canadian Potash products subsequent to the business combination. Furthermore, we note that the business combination resulted in a significant increase in the amount of Phosphate revenues recognized, as compared to CCN's pre-merger operations.

    Given the significance of IMC's pre-merger operations, as well as the impact of the business combination to CCN's operations (e.g. the Potash operations), please tell us why it appears that none of the purchase price paid for IMC was assigned to identifiable intangible assets including, but not limited to: trademarks, tradenames, customer-related intangibles, order or production backlog, supply contracts, and/or trade secrets, formulas, or processes associated with the production of IMC's products, if applicable. Furthermore, please tell us whether permits allowing for the performance of mining operations have been valued, and whether they were reported independently or in conjunction with your "mineral properties and rights" balance disclosed in Note 6 to your financial statements. Refer to paragraphs A14 through A28 of SFAS No. 141 for examples of identifiable intangibles that meet the criteria for recognition apart from goodwill. To the extent that you determined that no value should have been assigned to any of the aforementioned identifiable intangible assets or other identifiable intangible assets outlined in Appendix A of SFAS No. 141, please tell us the factors that contributed to a purchase price that resulted in the recognition of $2,221.2 million of goodwill.

28. Business Segments, page 95

7. We note that your "Offshore" segment serves as a market for your Phosphates and Potash segments. As such, we note that the revenues related to the individual

products offered by your company are not confined to a single reportable segment. In addition, we note that each of your segments appear to service more than one product market, as your Phosphates, Potash and Nitrogen segments sell both fertilizer and animal feed ingredients. Furthermore, it appears that i) your segments may sell various individually significant products to the fertilizer and animal feed markets and ii) the sales prices and/or sales volumes of your individual products may fluctuate independent of each other. For example, based on your MD&A disclosure, it appears that the increase in revenues recognized during fiscal year 2007 and the first quarter of fiscal year 2008 may have been largely influenced by the significant increase in the average sales price of the DAP fertilizer produced by your Phosphate segment. However, your disclosure does not appear to imply that you experienced nearly as significant increases in the average sales prices or revenues achieved through the sale of MAP fertilizer, Potash fertilizers, or Nitrogen fertilizers. As the revenues generated by each of your individually significant products can fluctuate materially based upon changes to their own respective sales prices or sales volumes, we believe that you should revise future filings to supplementally disclose revenues from external customers for each of your significant products or groups of similar products. As part of your response, provide a sample of your proposed expanded disclosure. Alternatively, tell us why you believe that the disclosure of revenue by product type is unnecessary. Refer to paragraph 37 of SFAS No. 131 for further guidance.

Form 10-Q: For the Period Ended August 31, 2007

Item 1. Financial Statements

Notes to Consolidated Financial Statements

5. Income Taxes, page 10

8. We note that you have indicated that the valuation allowance will be reversed during fiscal year 2008, without specificity to the timing. In this regard, please tell us the specific quarterly period during which you expect to reverse the valuation allowance, as well as the basis for such timing.

13. Contingencies

Environmental Matters

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana, page 18

9. We note that in February of 2005, the Florida Environmental Regulation Commission imposed more stringent financial assurance requirements with regard to the closure and long-term care of phosphogypsum management systems. You

state that in light of the <u>burden</u> associated with meeting the new requirements, the Florida Department of Environmental Protection allows you to comply with alternative financial tests until May 31, 2009. However, it appears that subsequent to May 31, 2009, you will be required to comply with the new financial assurance requirements. As such, to the extent known, please tell us and expand your disclosure in future filings to discuss i) the additional financial burden (or minimum financial burden) that will be incurred your company in order to meet the new financial assurance requirements by May 31, 2009 and ii) the expected impact of the new requirements on your capital resources and liquidity.

10. We note that you currently do not meet the financial responsibility tests that are imposed by the state of Louisiana, relating to the closure and long-term care of Phosphgypsum management systems located in Louisiana. We note that you also have been denied an exemption from such tests by the Louisiana Department of Environmental Quality. To the extent known, please tell us and expand your disclosure in future filings to discuss the amount and form of additional credit support (or minimum amount of additional credit support) – including surety bonds and letters of credit -- that would need to be provided by your company, if you are unable to obtain an exemption from the Louisiana financial responsibility tests.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief